March 31, 2006

Mr. Steven G. Cravath
Morrison Foerster
2000 Pennsylvania Ave., NW
Washington, D.C.  20006-1888

      RE:	Banc of America Funds Trust
      Registration Statement File Nos. 333-132211 and 811-21862

Dear Mr. Cravath:

	We have reviewed the registration statement of Form N-1A for the
Banc of America Funds Trust, filed with the Securities and Exchange
Commission on March 3, 2006.  We have the following comments:


PROSPECTUS

Investment Strategies

1. In this section, please include a brief description of the investment objective and investment strategies of the underlying funds in which each top-tier fund will invest including the quality standard for each fixed income fund.
2. It states that "the Adviser may depart from the asset allocations to both the Underlying Funds and the asset and sub-asset classes embedded in the glide path by overweighting and underweighting those allocations based on the Adviser`s evaluation of market conditions."
Please discuss the circumstances that would cause the Adviser to depart from the asset allocations of the glide path, and please consider including the criteria the Adviser uses to evaluate market conditions.
3. It states that "the Adviser monitors each Portfolio`s percentage allocations to the Underlying Funds and will rebalance the Portfolios` allocations to each asset class, sub-asset class or Underlying Fund when the Adviser determines it to be appropriate." Please clarify the frequency with which the Adviser monitors each Portfolio`s allocations.
4. It states that "the Board of Trustees of Banc of America Funds has the authority to combine like Portfolios once they have reached this static phase without obtaining shareholder approval." Please clearly identify which portfolios will be combined once they reach the static phase.


Principal Investment Risks

5. Please highlight the different levels of risk exposure for each portfolio for the various risks listed in the Principal Risks section.
6. Please include the risks of the Fund of Funds structure (i.e.
the
duplication of fees).


Fee Table

7. Footnote (1) to each Fee Table states that "a 1.00% maximum deferred sales charge applies to investors who buy Class A shares and sell them within twelve months of buying them." However, the maximum deferred sales charge in the fee table for Class A shares is "N/A,"
and the charge is not included in the calculation of expenses in each
Portfolio`s expense example. Please explain why the 1.00% maximum deferred sales charge is not included in each fee table and expense example for Class A shares.
8. Footnote (4) to each Fee Table states "the Adviser has agreed to waive fees and/or reimburse expenses so that other expenses (excluding distribution and service fees, interest, fees on borrowings, extraordinary expenses and expenses associated with the
Portfolio`s investment in other investment companies) do not exceed
0.00% annually through July 31, 2008." Please disclose if this agreement is contractual or voluntary. In addition, please explain to us whether the waiver agreement has been filed.

About the Underlying Funds

9. For the Columbia Short Term Bond Fund, please disclose the
Fund`s
average dollar weighted maturity.

Other Important Information

10. Under the heading "Portfolio Turnover," please discuss whether it is anticipated that the underlying funds will have high portfolio turnover (i.e. greater than 100%).

About Your Investment

11. In the Class Z shares prospectus, it states "Class Z shares are designed for certain eligible investors." Please define "certain eligible investors."

Hypothetical Investment and Expense Information

12. It states that "the annual expense ratios used for each Portfolio, which are the same as those stated in the Annual Portfolio
Operating Expenses tables, are presented in the charts net of any contractual fee waivers or expense reimbursements for the period of the contractual commitment." Please state that these expense ratios do not include the expense ratios of the underlying funds. Please include that if the expense ratios did include the ratios of the underlying funds, the expenses would be higher and the returns would be lower.
13. Please confirm that Hypothetical Investment and Expense Information reflects the Staff`s earlier comments on corresponding disclosure in the Prospectuses of other Funds managed by the adviser.

STATEMENT OF ADDITIONAL INFORMATION

About this SAI

14. In response to the question, "Is the SAI available on the Internet?" it states that "the SAI, and any supplements to it, can be found by searching the SEC`s website." However, the back cover page of the prospectus states that a shareholder can obtain a copy of the
SAI on the Banc of America Funds website. In response to the above referenced question, please include a discussion that the SAI may be obtained on the Banc of America Funds website and include the website`s address.

Investment Policies

15. It states that "a fundamental policy may only be changed with shareholder approval." Pursuant to Item 11(c)(2) of Form N-1A, please describe the vote required.
16. Please amend the concentration policy in Fundamental Policy 4 to make it clear that the top tier funds will not invest in underlying funds which concentrate their investments in an industry.
17. Fundamental Policy 5 states that "each Portfolio may not make loans, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Portfolios." Please describe here or elsewhere in the SAI, as appropriate, the extent permitted. (Same comment for Fundamental Policy 6 "Each Fund may not borrow money or issue senior securities except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Funds").

Management of the Trust

18. In the Trustees table, please state that William A. Hawkins is retired, if applicable.

Investment Advisory and Other Services

19. Pursuant to Investment Company Act Release No. IC-26533, please describe the structure of, and the method used to determine, the compensation received by each Portfolio Manager from the funds, their investment adviser, or any other source with respect to management of the funds and any other account managed by the Portfolio Manager. For each type of compensation, please describe with specificity the criteria on which that type of compensation is based. The information included in the SAI does not appear to meet the requirements of the Release.

12b-1 Plans

20. Please include a description of the 0.25% shareholder service fee for Class C shares.

GENERAL

21. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
22. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
23. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

TANDY LETTER

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

		*		*		*		*

      If you have any questions about these comments, please call me at 202-551-6957.

      							Sincerely,



      							Laura E. Hatch
      							Staff Accountant
Mr. Steven G. Cravath
March 31, 2006
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